January 13, 2025

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Amendment No. 2 to Registration Statement on Form S-1
            Filed December 26, 2024
            File No. 333-283106
Dear Joseph F. Basile III:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operation
Current, contracted and prospective projects, page 33

1.     We acknowledge your revised disclosures in response to prior comment 1.
To the
       extent correct, please revise to clarify that these preliminary amounts do not include certain costs, such as interest expense, and to clearly explain that these financial measures are partial and preliminary, or advise.
 January 13, 2025
Page 2
Notes to the Unaudited Financial Statements
Note 10 - Equity, page F-30

2. We note from your response to prior comment 3 that services outlined in the agreement with Chartered Services have no specific deadlines or deliverables and that services are not directly related to the IPO. However, we also note your disclosure on page F-14 that Chartered Services is to provide strategic consulting services related to the company's IPO for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. Please reconcile these discrepancies. Additionally, we note your reference to ASC 505-50 to assess the value of the services provided by Chartered
       Services. Please tell us how you considered the guidance in ASC 718 to account for your share-based compensation and revise your disclosure accordingly.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Gina Austin, Esq.